Exhibit 99.1

Purple Biotech Reports Second Half and Full-Year 2021 Financial Results

REHOVOT, Israel, February 9, 2022 - Purple Biotech Ltd. (“Purple Biotech”, or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies by overcoming tumor immune evasion and drug resistance, today announced financial results for the year and the six months ended December 31, 2021.

“We achieved significant progress in the advancement of our promising oncology pipeline during this year with notable data releases in both of our lead candidates,” said Gil Efron, President and Chief Financial Officer of Purple Biotech. “For NT219, we are currently treating patients in the fourth dose cohort monotherapy arm of the ongoing Phase 1/2 clinical trial and have initiated the first dose level in the combination arm of the study together with cetuximab for patients with squamous cell carcinoma of head and neck (SCCHN). For CM24, we are about to complete dose escalation of the phase 1b/2 of the study and will soon initiate the expansion arms of the study in non-small-cell lung cancer (NSCLC) and pancreatic cancer. We are encouraged by the preliminary data reported from the first patients treated in each of the studies released in 2021 and are planning to expand both programs to additional promising indications in 2022.”

“We continue to be focused on development of our robust oncology programs, supported by a strong balance sheet. With $47.4 million in cash, cash equivalent, short and long-term deposits at the end of December 2021, our cash runway extends into 2024,” concluded Mr. Efron.

Financial Results for the Year Ended December 31, 2021

Research and Development Expenses were $11.8 million, an increase of $4.6 million, or 64%, compared to $7.2 million in the same period of 2020. The increase was due to expenses related to the ongoing NT219 and CM24 clinical trials, including the manufacturing of drug for the studies.

Selling, General and Administrative Expenses were $6.1 million, compared to $6.0 million in the same period of 2020, an increase of $0.1 million.

Operating Loss was $17.9 million, an increase of $4.7 million, or 36%, compared to $13.2 million in the same period of 2020. The increase was mainly due to the increase in research and development expenses.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $15.8 million, an increase of $5.2 million, compared to $10.6 million in the same period of 2020, mainly due to the increased expenses for clinical studies and manufacturing of drug for these studies.

Net Loss for 2021 was $18.5 million, or $1.05 per basic and diluted share, compared to a net loss of $28 million, or $2.45 per basic and diluted share, in 2020. The decrease in net loss was mainly due to $15.7 million in expenses related to a change in the fair value of derivatives, offset by an increase of $4.7 million in operating expenses. Adjusted net loss for the year was $15.7 million, an increase from $10.4 million in the full year of 2020.

As of December 31, 2021, Purple Biotech had cash and cash equivalents and short- and long-term deposits of $47.4 million, compared to $60.8 million on December 31, 2020. The Company believes that its cash position will provide sufficient resources to support its currently anticipated ongoing needs into 2024.

Discontinued Operation. As previously reported, COVID-19 adversely impacted the launch of Consensi in the United States. In October 2021, the Company agreed, together with its then U.S distributor for Consensi, Coeptis Pharmaceuticals Inc., to terminate the distribution agreement. Despite our efforts to identify an alternative distributor for Consensi in the U.S., we concluded that commercialization of Consensi, both in the U.S market and elsewhere, is not likely to generate significant revenue and achieve profitability in the near term. In order to reduce the expenses involved in maintaining the product, it was concluded to discontinue Consensi activities and to allocate the funds to our core oncology activities. In parallel, the agreements with Kuhnil Pharmaceuticals Inc.’s for the territory of South Korea and Hebei Changshan Biochemical Pharmaceutical Co., Ltd. for the territory of China were terminated. Consequently, the Company is reporting Consensi as a discontinued operation. Loss from discontinued operation in 2021 was $0.6 million compared to profit from discontinued operation of $0.6 million in 2020. The decrease in profit is mainly due to a decrease in Consensi revenues of $1.0 million generated in 2020.

Financial Results for the Six Months Ended June 30, 2021

Research and Development Expenses were $4.9 million, an increase of $0.6 million, or 14%, compared to $4.3 million in the same period of 2020. The increase was due to expenses related to the CM24 clinical trials that started in the first half of 2021.

Selling, General and Administrative Expenses were $2.9 million, compared to $3.9 million in the same period of 2020, a decrease of $1 million. The decrease was mainly due to a $0.9 million decrease in employee equity-based compensation (ESOP) costs.

Operating Loss was $7.8 million, a decrease of $0.5 million, or 6%, compared to $8.3 million in the same period of 2020.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $7.1 million, a decrease of $0.7 million, compared to $6.4 million in the same period of 2020, mainly to decrease in Selling, General and Administrative Expenses offset by increase in R&D expenses.

Net Loss for the second half of 2021 was $8.3 million, or $0.47 per basic and diluted share, compared to a net loss of $0.2 million, or $0.01 per basic share and $0.47 per diluted share, in the second half of 2020. The increase in net loss was mainly due to decrease of $7.9 million in income related to a change in the fair value of derivatives, offset by an increase of $0.5 million in operating expenses and decrease of $1 million in revenues. Adjusted net loss for the second half of 2021 was $7.0 million, an increase from $6.3 million in the second half of 2020.

About Purple Biotech

Purple Biotech Ltd. is a clinical-stage company developing first-in-class therapies by overcoming tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. The Company is currently advancing NT219 as a monotherapy treatment of solid tumors, and have initiated a dose escalation of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) or colorectal adenocarcinoma in a phase 1/2 study, to be followed by an expansion phase of NT219 at its recommended phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in selected cancer indications in a phase 1b study followed by a phase 2 for the treatment of non-small cell lung cancer and pancreatic cancer. The Company has entered into a clinical collaboration agreement, as amended, with Bristol Myers Squibb for the planned phase 1/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo®) in patients with non-small cell lung cancer and in combination with nivolumab in addition to nab-paclitaxel (ABRAXANE®) in patients with pancreatic cancer. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://www.purple-biotech.com.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM24; the process by which early stage therapeutic candidates such as NT219 and CM24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2020 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

Company Contact:

Gil Efron

President & Chief Financial Officer

IR@purple-biotech.com

Purple Biotech Ltd.

Consolidated Unaudited Statements of Financial Positions

	As of December 31,
	2021	2020
	USD thousands	USD thousands

Current assets
Cash and cash equivalents	10,890	11,247
Short term deposits	36,310	46,558
Trade receivables	-	500
Other current assets	1,273	977

Total current assets	48,473	59,282

Non-current assets
Other investments	187	-
Right to use assets	619	790
Fixed assets, net	277	178
Long term deposits	160	3,071
Intangible assets	20,482	20,482

Total assets	70,198	83,803

Current liabilities
Lease liability -short term	199	207
Accounts payable	1,473	1,198
Other payables	2,578	1,693

Total current liabilities	4,250	3,098

Non-current liabilities

Lease liability	550	688
Post-employment benefit liabilities	292	265

Total non-current liabilities	842	953

Equity

Share capital, no par value	-	-
Share premium	123,951	118,909
Receipts on account of warrants	28,017	29,984
Capital reserve for share based payment	8,862	8,115
Capital reserve from transactions with related parties	761	761
Capital reserve from transactions with non-controlling interest	(859)	(859)
Accumulated loss	(95,905)	(77,521)

Equity attributable to owners of the Company	64,827	79,389
Non-controlling interest	279	363

Total equity	65,106	79,752

Total liabilities and equity	70,198	83,803

Purple Biotech Ltd.

Consolidated Unaudited Statements of Operations

	For the year ended		For the six months ended
	December 31,		December 31,
	2021	2020	2021	2020
	USD thousands	USD thousands	USD thousands	USD thousands

Revenues	-	-	-	-

Research and development expenses	11,827	7,238	4,867	4,324
Sales, general and administrative expenses	6,107	6,001	2,914	3,948

Total operating expenses	17,934	13,239	7,781	8,272

Operating loss	17,934	13,239	7,781	8,272

Expenses (income) on account of warrants	-	15,655		(7,928)
Finance expenses	212	61	90	46
Finance income	(320)	(254)	(124)	(170)

Finance expenses (income), net	(108)	15,462	(34)	(8,052)

Loss for the year from continuing operations	17,826	28,701	7,747	220

Loss (Profit) from discontinued operation	642	(627)	508	38

Loss attributable to:
Owners of the Company	18,384	27,999	8,209	220
Non-controlling interests	84	75	46	38

	18,468	28,074	8,255	258
Loss per share date
Continuing operations
Basic loss per ADS - USD	1.01	2.50	0.44	0.01

Diluted loss per ADS - USD	1.01	2.50	0.44	0.47

Number of shares used in calculating basic loss per ADS	17,568,036	11,500,113	17,680,054	16,928,162

Number of shares used in calculating diluted loss per ADS	17,568,036	11,500,113	17,680,054	17,160,018

Discontinued operation

Basic loss (profit) per ADS – USD	0.04	(0.05)	0.029	0.002

Diluted loss (profit) per ADS - USD	0.04	(0.05)	0.029	0.002

Number of shares used in calculating basic loss per ADS	17,568,036	11,500,113	17,680,054	16,928,162

Number of shares used in calculating diluted loss per ADS	17,568,036	11,500,113	17,680,054	17,160,018

Purple Biotech Ltd.

Consolidated Unaudited Statements of Cash Flow

	For the year ended		For the six months ended
	December 31,		December 31,
	2021	2020	2021	2020
	USD thousands	USD thousands	USD thousands	USD thousands

Cash flows from operating activities from continuing operation:
Loss for the period from continuing operation	(17,826)	(28,701)	(7,747)	(220)

Adjustments:
Depreciation	231	235	124	143
Finance expense (income), net	(108)	15,462	(34)	(8,052)
Share-based payments	2,082	2,645	697	1,895

	(15,621)	(10,359)	(6,960)	(6,234)

Changes in assets and liabilities:
Changes in trade receivables and other current assets	(316)	1,002	(727)	380
Changes in accounts payable	266	(2,537)	(340)	32
Changes in other payables	573	(572)	1,122	(923)
Changes in post-employment benefit liabilities	27	(20)	27	19

	550	(2,127)	82	(492)

Net cash used in operating activities from continuing operation	(15,071)	(12,486)	(6,878)	(6,726)

Cash flows from investing activities from continuing operation:
Cash assumed as part of acquisition of Famewave	-	69	-	-
Decrease (increase) in deposits	13,162	(49,618)	6,396	(49,618)
Interest received	359	110	244	71
Acquisition of fixed assets	(115)	(156)	(6)	(156)

Net cash provided by (used in) investing activities from continuing operation	13,406	(49,595)	6,634	(49,703)

Cash flows from financing activities from continuing operation:
Proceeds from issuance of ADSs	564	27,925	564	-
ADS issuance expenses paid	(24)	(2,074)	(24)	(34)
Proceeds from issuance of warrants	-	26,574	-	-
Warrants issuance expenses paid	-	(3,281)	-	(150)
Proceeds from exercise of warrants	1,200	19,547	-	5,627
Repayment of lease liability	(153)	(188)	(80)	(108)
Interest paid	(75)	(15)	(38)	(4)

Net cash provided by financing activities from continuing operation	1,512	68,488	422	5,331

Purple Biotech Ltd.

Consolidated Unaudited Statements of Cash Flow (cont’d)

	For the year ended		For the six months ended
	December 31,		December 31,
	2021	2020	2021	2020
	USD thousands	USD thousands	USD thousands	USD thousands

Cash flows in respect of discontinued operation as follows:

Net cash from (used in) operating activities	(180)	394	185	(725)
Net cash from investing activities	-	-	-	-
Net cash from financing activities	-	-	-	-

Net cash from (used in) discontinued operation	(180)	394	185	(725)

Net increase (decrease) in cash and cash equivalents	(333)	6,801	363	(51,823)
Cash and cash equivalents at the beginning of the period	11,247	4,385	10,540	62,995
Effect of translation adjustments on cash and equivalents	(24)	61	(13)	75

Cash and cash equivalents at end of the period	10,890	11,247	10,890	11,247

Purple Biotech Ltd.

Reconciliation of Non-IFRS financial Results

Reconciliation of Adjusted Operating Loss

	For the year ended		For the six months ended
	December 31,		December 31,
	2021	2020	2021	2020
	USD thousands	USD thousands	USD thousands	USD thousands

Operating loss for the year	17,934	13,239	7,781	8,272
Less ESOP expenses	(2,082)	(2,645)	(697)	(1,895)

	15,852	10,594	7,084	6,377

Reconciliation of Adjusted Net Loss

	For the year ended		For the six months ended
	December 31,		December 31,
	2021	2020	2021	2020
	USD thousands	USD thousands	USD thousands	USD thousands

Net loss for the year	18,468	28,074	8,255	258
Less warrant expenses	-	(15,655)	-	7,928
Less ESOP expenses	(2,082)	(2,645)	(697)	(1,895)
Less loss (profit) from discontinued operation	(642)	627	(508)	(38)

	15,744	10,401	7,050	6,253